Exhibit 5.1

AMENDMENT AGREEMENT (THIS “AGREEMENT”) TO A CERTAIN LETTER OF INTENT ENTERED INTO BY AND AMONG GULF UNITED ENERGY INC. (“GLFE”) AND CÍA. MEXICANA DE GAS NATURAL, S.A. DE C.V. (“CMGN”) AS OF MARCH 22, 2006 (THE “LOI”).

R E P R E S E N T A T I O N S

I. GLFE hereby represents that:

(a)	It effectively entered into the LOI with CMGN as of March 22, 2006.

(b)	As of the date hereof, CMGN has fully complied with the terms of the LOI as set forth therein.

(c)	The execution and delivery of this Agreement by GLFE and the performance by GLFE of its obligations hereunder have been duly authorized by all requisite action on the part of GLFE.

(d)	Its representative hereunder has sufficient authority to legally bind GLFE pursuant to the terms and conditions of this Agreement.

(e)	It is the intent of GLFE to amend certain provisions of the LOI, pursuant to the terms hereof.

II. CMGN hereby represents that:

a)	It effectively entered into the LOI with GLFE as of March 22, 2006.

b)	As of the date hereof, GLFE has fully complied with the terms of the LOI.

c)	The execution and delivery of this Agreement by CMGN and the performance by CMGN of its obligations hereunder have been duly authorized by all requisite action on the part of CMGN.

d)	Its representative hereunder has sufficient authority to legally bind CMGN pursuant to the terms and conditions of this Agreement.

e)	It is the intent of CMGN to amend certain provisions of the LOI, pursuant to the terms hereof.

NOW THEREFORE, in consideration of the foregoing representations and mutually recognizing their mutual personality and authority, the parties hereto (hereinafter referred to, together, as the “Parties” and each of them as a “Party”) agree to be bound pursuant to the terms and conditions as set forth in the following:

C L A U S E S

Clause 1.     Agreement.

The Parties hereby agree to amend the LOI in its entirety, so that as of this date the LOI shall read as follows:

“Reference is made to recent conversations in which certain representatives of Gulf United Energy Inc. (GLFE), and of Cia. Mexicana de Gas Natural, S.A. de C.V. (CMGN), have expressed their interest in entering into a Joint Venture Agreement (as such term is defined hereunder) in terms consistent with those herein set forth, subject to the prior fulfillment of certain conditions, including (i) the respective approval of the Board of Directors of each of the Parties (as this term is hereinafter defined), and (ii) except where otherwise expressly set forth herein, the negotiation and, if applicable, the execution of the pertaining definitive legal instruments.

Except for those expressly agreed herein, the rights and obligations of GLFE and of CMGN (or their corresponding successors and assigns) in regard to the Transaction will be set forth in the Joint Venture Agreement (as such term is defined below).

1. Certain defined terms.

For purposes of this letter of intent the following terms, when written with initial capital letters, shall have the meaning set forth below unless otherwise is expressly indicated:

“AFFILIATE”	In reference to a Person (“Person ‘A’”), means any Person which Controls Person “A”, Controlled by Person “A”, or under common Control with Person “A”.

“CMGN”	Means “Cia. Mexicana de Gas Natural”, S.A. de C.V., and includes its successors and assigns.

“CONFIDENTIAL INFORMATION”

Means that information provided by one Party to the other pursuant to this LOI, and includes (i) all information and documentation which shall have been supplied by or on behalf of the Disclosing Party to the Receiving Party, regardless of the identity of the owner of such information and (ii) such information which the Receiving Party shall have developed by means of utilizing the information or documentation provided by the Disclosing Party.

“CONTROL”

Means (i) the holding of a Person of more than 50% (fifty per cent) of all securities representative of the shareholder’s equity, with full voting rights, of another Person; (ii) the right of a Person to appoint the majority of the members of the Board of Directors or similar body responsible for the overall administration of another Person, or (iii) the right of a Person to veto the resolutions of the Board of Directors or of the Equityholders’ Meeting (or bodies similar to the foregoing) of another Person.

“DISCLOSING PARTY”	Means that Party which discloses or provides Confidential Information to the other Party.

“DOLLARS” OR “US$” “FISCAL YEAR” “GLFE”	Means legal currency of the United States of America. Means a calendar year, pursuant to Mexican tax law. Means Gulf United Energy Inc., and includes its successors and assigns.
“JOINT VENTURE AGREEMENT”

Means the definitive agreement which shall document the rights and obligations of each of the Parties in regard to the incorporation, governance and capitalization of each of the JV Entities, and includes all instruments related to such definitive agreement which, if applicable, shall be negotiated and executed pursuant to this LOI.

“JV ENTITY”

Means a Mexican limited liability company of variable capital, which shall be Controlled by CMGN, and which shall have an equity participation of up to 50% in each Project Company, to be incorporated by the Parties pursuant to the Joint Venture Agreement.

“LNG” “LOI” “MEXICO” “PARTIES” “PARTY” “PERSON”

Means liquefied natural gas. Means this letter of intent.

Means the United Mexican States. Means GLFE and CMGN, together. Means GLFE or CMGN, indistinctively.

Means any natural or legal person, joint venture, trust, or any other entity or organization, including a government or any entity or political subdivision of a government or any agency thereof, of any nationality.

“PIPELINE SPC”	Means the Mexican limited liability company of variable capital, in which a JV Entity shall have an equity participation of up to 50%, through which the Pipeline will be developed, owned and operated.

“PIPELINE”	Means an open access natural gas transportation system, with the preliminary characteristics indicated in Exhibit “A” hereto.

“PROJECT COMPANY”	Means each of the Terminal SPC and the Pipeline SPC, indistinctively.

“PROJECT PARTNER”	Means that Person which shall hold at least a 50% equity participation in each of the Project Companies.

“PROJECT”	Means:

(i)	the construction, financing, ownership and operation of the Pipeline, and

(ii)	the construction, financing, ownership and operation of the Terminal.

“RECEIVING PARTY”	Means that Party which receives Confidential Information from the other Party.

“TERMINAL SPC”	Means the Mexican limited liability company of variable capital, in which a JV Entity shall have an equity participation of up to 50%, through which the Terminal will be developed, owned and operated.

“TERMINAL”	Means an open access LNG storage and regasification facility, with the preliminary characteristics indicated in Exhibit “B” hereto.

“TRANSACTION”

Means the undertaking by each of the Parties of all legal and de facto actions which are necessary or convenient for the execution of the Joint Venture Agreement and the subsequent participation of GLFE in the equity capital of each of the JV Entities, taken as a whole.

1.1.	The foregoing defined terms shall apply to the singular or plural number, and the feminine or masculine form of the applicable terms, indistinctively.

1.2.	All references to Sections and paragraphs shall be understood to be made to Sections and paragraphs of this LOI.

2.	Objective of the Transaction.

2.1.	The objective of the Transaction is the negotiation and eventual agreement upon the terms and conditions of the Joint Venture Agreement, including the execution of such instrument as set forth herein, and the subsequent participation of GLFE in the equity capital of each of the JV Entities.

2.2.	For purposes of the foregoing, the Parties hereby acknowledge and agree that, as of the date of execution of this LOI:

	2.2.1	some (but not all) permits necessary or convenient for the Project have been obtained by an Affiliate of CMGN, as previously presented to GLFE or its corresponding Affiliate, and shall require to be duly assigned to the applicable Project Company, with the prior approval of certain Mexican authorities, as set forth in relevant Mexican law;

	2.2.2	CMGN, through its Affiliates, is elaborating and negotiating additional application filings and agreements, necessary or convenient, for the initial stages of the Project. In such regard CMGN, through its Affiliates, has incurred in the costs as set forth in paragraph 3.1;

	2.2.3	CMGN is finalizing its agreement with the Project Partner in respect to the rights and obligations of each of the foregoing in regard to the incorporation, governance and capitalization of the Project Companies, and

	2.2.4	the Project Companies are yet to be incorporated.

2.3.	Notwithstanding the foregoing, CMGN and the Project Partner have agreed that the Project Partner’s participation in the Project shall be conditioned upon CMGN’s permanent Control of any other Person which shall hold up to 50% in each of the Pipeline SPC and the Terminal SPC.

3.	Incurred Project costs and cost estimates for Fiscal Year 2006.

3.1.	CMGN has incurred the following costs in regard to Phase 1 and Phase 2 of the Project during Fiscal Years 2003 to 2005, as previously presented to GLFE or its corresponding Affiliate (amounts include applicable value-added tax):

	3.1.1	with respect to the Pipeline, a total amount of US$4,064,301.00, and

	3.1.2	with respect to the Terminal, a total amount of US$432,000.00.

3.2.	CMGN estimates that during Fiscal Year 2006, Phase 1 and Phase 2 of the Project shall require additional disbursements in the following amounts, as set forth in Exhibit “C” hereto (amounts include applicable value-added tax):

	3.2.1	for the construction of the Pipeline, US$1,924,635.00, and

	3.2.2	for the construction of the Terminal, US$5,649,030.00.

3.3.	Both Parties acknowledge and agree that the amounts set forth in paragraph 3.2 are reasonable estimates, but as such may be subject to reasonable variations according to the actual investment needs of the Project during Fiscal Year 2006, as such variations shall be informed to GLFE by CMGN pursuant to Section 5.

4.	Basic conditions applicable to GLFE’s participation in the JV Entities.

4.1.	The JV Entities were incorporated by and among CMGN and Fermaca Pipeline de la Peninsula, S. de R.L. de C.V., an Affiliate of CMGN, on May 24, 2006. Each of the JV Entities shall have an initial equity participation of 50% in the corresponding Project Company.

4.2.	GLFE shall have an initial equity participation of 24% in each JV Entity, equivalent to an initial indirect participation of 12% in each of the Project Companies.

4.3.	In exchange for the above referred equity participation, GLFE shall:

	4.3.1	Prior to the execution of this LOI have paid to CMGN the amount of US$1,038,985.00, deposited in an account designated by CMGN in writing:

(i) US$539,556.12 of such amount corresponds to the pro-rata (12%) participation of GLFE in the costs incurred by CMGN in regard to Phase 1 and Phase 2 of the Project during Fiscal Years 2003 to 2005, as set forth in paragraph 3.1, and

(ii) US$499,428.88 of such amount corresponds to a fraction of the pro- rata (12%) participation of GLFE in the costs incurred by CMGN in regard to Phase 1 and Phase 2 of the Project for Fiscal Year 2006, as set forth in paragraph 3.2;

4.3.2	on or before December 05, 2006, pay CMGN US$409,410.92, which amount corresponds to the remaining fraction of 12% of the estimated development costs of Phase 1 and Phase 2 of the Project for Fiscal Year 2006, as set forth in paragraph 3.2;

4.3.3	within 15 days after the date of completion of the Transaction, issue to CMGN (or an Affiliate thereof, as designated by CMGN) 750,000 restricted shares representative of the equity capital of GLFE. Neither all nor any fraction of such shares shall be transferred by CMGN (or its corresponding Affiliate) until a holding period of 24 months counted from the date of transfer by GLFE to CMGN (or its corresponding Affiliate) as set forth herein, shall have expired.

4.4.	Upon completion of the Transaction, CMGN shall cause each of the Joint Venture Entities to:

	4.4.1	record a total initial equity contribution in the amount of $1,038,985.00 in favor of GLFE, as may be applicable in each Joint Venture Entity, which shall correspond to GLFE’s pro rata participation in the amounts set forth in paragraph 3.1, and

	4.4.2	issue the corresponding equity interests representative of the equity capital of each of the Joint Venture Entities, to GLFE.

4.5.	Upon contribution of the amounts referred to under paragraphs 4.3.1(i) and 4.3.1(ii), CMGN shall cause each of the Joint Venture Entities to record a contribution for future capital increases in the amount of US$409,410.92 in favor of GLFE, as may be applicable in each Joint Venture Entity, which shall correspond to GLFE’s pro rata participation in the amounts set forth in paragraph 3.2. The corresponding equity interests representative of the equity capital of each of the Joint Venture Entities shall be issued to GLFE promptly after the respective Joint Venture Entity’s Equity Holders’ Meeting shall have approved the pertaining equity capital increases.

4.6.	Should the Terminal not be concluded within 48 months after completion of the Transaction, a total amount of US$718,672.32, that is, an amount equal to GLFE’s total equity contributions to the Joint Venture Entity participating in the Terminal SPC (less any applicable taxes, if any), shall be credited as an additional contribution of GLFE in the Pipeline SPC.

4.7.	Notwithstanding the foregoing, the definitive terms of the Joint Venture Agreement and the execution of such shall be subject to the final approval of the Board of Directors of each of GLFE and CMGN, respectively.

5.	Additional commitment of CMGN.

5.1.	From the date of completion of the Transaction, CMGN shall inform GLFE, in writing, of all decisions adopted by (i) CMGN and the Project Partner (prior to the incorporation of each the Project Companies), or alternatively (ii) by the Board of Directors or the Equityholders’ Meeting (or bodies similar to the foregoing) of each of the Project Companies (from the date of incorporation of each of the Project Companies) in regard to the Project, promptly after such decisions shall have been adopted.

5.2.	The commitment of CMGN pursuant to paragraph 5.1 shall be additional to any and all obligations applicable to the provision of information to equityholders of a company pursuant to Mexican law, and shall be included in the Joint Venture Agreement.

6.	Fees.

6.1.	Each Party shall pay the fees of the consultants each one of them retains in regard to the Transaction, including legal and accounting fees, and those of any other adviser.

6.2.	Fees attributable to services provided to both Parties, if any, shall be paid by each of them in the respective proportions as may be agreed upon, provided that in the absence of such agreement the pertaining fees shall be paid equally by both Parties.

7.	Confidentiality.

7.1.	During the term of this LOI and for a period of five years after its termination, irrespective of the reason for such termination, each Party shall (i) keep all Confidential Information confidential, and (ii) abstain from disclosing or distributing Confidential Information to any third party, without the prior written consent thereof of the Disclosing Party.

7.2.	Notwithstanding the foregoing, the provisions of this Section shall not apply to (i) public information, provided that such information did not become public by reason of breach of the provisions of this LOI; (ii) information that shall have been obtained by one of the Parties prior to its disclosure by the other Party, provided that the obtainment of such information did not imply the breach of a confidentiality obligation; (iii) information obtained from third parties with a right to disclose such information without breach of a confidentiality obligation, and (iv) information which should be disclosed pursuant to applicable law or to an order issued by judicial or governmental authorities, provided that (aa) the non-disclosure of such information by the Receiving Party shall subject such Party to civil, criminal or administrative penalties, and that (bb) the Receiving Party notifies the Disclosing Party regarding the former’s receipt of the order that compels it to disclose the Confidential Information, as soon as the Receiving Party receives such order, in order for the Disclosing Party to timely object the requested disclosure by all means legally available for such purposes.

7.3.	Notwithstanding the provisions of paragraph 7.1, the Parties may disclose Confidential Information to its representatives, directors, officers, employees, Affiliates, agents, subcontractors and advisers that (i) should be informed of such Confidential Information, and (ii) shall have been informed of the restrictions set forth in this LOI regarding such Confidential Information and accept to abide by them as if they were a party hereto and shall have previously executed all required confidentiality or otherwise non-disclosure agreements.

7.4.	All press releases, notices and other announcements or publications that the Parties wish, allow or encourage to be made, which contain information related to this LOI or the Transaction, shall have to be approved by the other Party prior to their distribution or publication. Approval thereof, by either Party, shall not be unreasonably withheld.

7.5.	The disclosure of this LOI and its contents by GLFE, in the event such disclosure is necessary to any competent authority pursuant to applicable law, shall not be considered a breach of the provisions of this Section 7, provided that:

	7.5.1	all measures are thereby taken to preserve the confidentiality of that information the disclosure of which would, at the reasonable discretion of CMGN, hamper the Project, its development or prospects, or CMGN’s (or its corresponding Affiliate’s) agreements with the Project Partner in regard to the Project, and that

	7.5.2	all press releases, notices and other announcements or publications that GLFE (or its applicable Affiliate) shall make, which contain information related to this LOI or the Transaction, shall have been approved by CMGN prior to their distribution or publication.

7.6.	The disclosure of this LOI and its contents by CMGN, in the event such disclosure is necessary to any competent authority pursuant to applicable law, shall not be considered a breach of the provisions of this Section 7, provided that:

	7.6.1	such disclosure is made to any competent authority of Mexico with jurisdiction over the Project or any portion thereof, and that

	7.6.2	GLFE shall have approved the corresponding notice should it contain information related to GLFE, prior to its disclosure.

7.7.	Each of the Parties acknowledges and agrees that all Confidential Information that the other Party provides it pursuant to this LOI, thereby including technical, commercial and otherwise information, as well as all the information that any of the Parties develops by means of the information so provided, shall be the sole property of the Disclosing Party, but may be utilized by the Receiving Party in order to negotiate and agree, if applicable, the terms of the Joint Venture Agreement. Upon termination of this LOI, regardless of the cause for such termination, if so requested by the Disclosing Party, the Receiving Party shall deliver to the Disclosing Party all copies of the Confidential Information in its possession or, alternatively, shall certify to the satisfaction of the Disclosing Party that such copies have been totally destroyed and made unusable.

8. Exclusivity.

Upon execution of this LOI and during the term hereof, but except with the prior authorization thereof by CMGN, GLFE shall abstain from the following:

8.1.	undertaking any negotiations related to the pipeline transportation of natural gas or to the storage of LNG, in both cases within the states of Yucatan and Quintana Roo, Mexico, with Persons other than CMGN, its advisers, representatives, consultants or agents, and from

8.2.	accepting, analyzing, inducing, publicizing or negotiating offers from or with Persons other than CMGN, its advisers, representatives, consultants or agents, which purpose are the actions referred to under paragraph 8.1 above.

9.	Term.

9.1.	It is the intent of the Parties to conclude the negotiations referred to herein, and to complete the Transaction, by January 15, 2007; therefore, this instrument shall be in full force and effect during the period counted from the date of execution of this LOI to the date of execution of the Joint Venture Agreement, if applicable.

9.2.	If the Transaction should not be completed by January 15, 2007, but except if the term of this LOI shall have been expressly extended by the written agreement of the Parties, this LOI shall be terminated, without any responsibility for the Parties thereof, except for the provisions of Section 7 above, which shall survive the termination of this instrument.

9.3.	None of the Parties shall incur in any liability or obligation by means of the expression of interest set forth herein and no Party shall be obligated to the other unless and until the Transaction is duly completed (except for the provisions of paragraphs 4.3.1 and 4.3.2 and Section 7 herein).

10.	Termination.

This LOI shall be terminated without any responsibility for the Parties thereof (except for the provisions of Section 7 above, which shall survive the termination of this instrument) upon the occurrence of any of the following:

10.1.	should GLFE not pay CMGN the amount mentioned in paragraphs 4.3.1 and 4.3.2, as set forth therein;

10.2.	should any competent authority request, instruct or order the termination of the negotiations related to the execution of the Joint Venture Agreement, or if such execution is obstructed by a competent authority;

10.3.	should any of the Parties breach the provisions of Section 7, or should GLFE breach the provisions of Section 8 of this LOI;

10.4.	should the Transaction not be completed by January 15, 2007, unless such date is extended by the written agreement of the Parties, or

10.5.	should any of the Parties:

	10.5.1	become insolvent or incapable to pay its debt when due, or request or accept the designation of a receiver, administrator, liquidator or trustee, or such were designated or would take possession of a Party or of all or a substantial part of its assets and liabilities;

	10.5.2	or all or a substantial part of its properties, assets or income be subject to a bankruptcy, suspension of payments, liquidation, dissolution or otherwise similar procedure;

	10.5.3	undertake or agree to a general assignment on behalf of its creditors, or

	10.5.4	should a Party threaten in writing to suspend its operations or a substantial part of such.

11.	No waiver.

Should any of the Parties decide not to enforce the provisions of Section 7 or Section 8 herein, the foregoing shall not be construed as a waiver or otherwise renunciation by such Party to demand the compliance of the pertaining obligation by the other Party.

12.	Notices.

12.1.	Any notice to be delivered by one Party to the other pursuant to this LOI shall be in writing and sent to the other Party, by courier (return receipt requested), facsimile (“fax”) (receipt confirmed), or delivered personally, and shall be deemed to be received when effectively received by the addressee. All notices shall be sent to the following addresses of the Parties:

	12.1.1	IF TO GLFE:
5858 Westheimer Suite 850 Houston, Texas 77057 Fax: 713-621-7500
Attention: Don Wilson

	12.1.2	IF TO CMGN:
Pedro Luis Ogazon 59 Colonia Guadalupe Inn 01100 Mexico, D.F. Fax: (+52-55) 5148-6701
Attention: Manuel Calvillo Alvarez

12.2.	If one of the Parties should change its address as set forth above, such Party shall notify the other Party of such circumstance as provided in this Section, as soon as such change occurs. The Parties agree that unless a change of address has been notified to the other Party pursuant to this Section, all notices sent to the above addresses or to that notified to the other Party as set forth herein, shall be valid and effective.

13.	Assignment.

The rights and obligations of the Parties pursuant to this LOI may be assigned by the Parties to any of their corresponding Affiliates, with prior written notice thereof to the other Party.

14.	Applicable law and Arbitration.

14.1.	This LOI shall be governed and construed in accordance with the laws of Mexico.

14.2.	Any dispute, controversy or claim arising out of, or in relation to, or in connection with, this LOI shall be resolved by an arbitration tribunal, which arbitration tribunal shall act in accordance with the rules of Conciliation and Arbitration of the International Chamber of Commerce (the “Arbitration Rules”), applying the laws of Mexico to the substance of the controversy.

14.3.	The arbitration tribunal shall be composed of three arbitrators, one designated by each Party and a third one, who shall preside the tribunal, to be appointed by the International Chamber of Commerce in accordance with the Arbitration Rules. The arbitration tribunal shall resolve by majority vote of the arbitrators.

14.4.	The Arbitration shall be held in Mexico City, Mexico. The arbitration proceeding shall be conducted in both the Spanish and English languages; any procedure not determined under the Arbitration Rules shall be determined by the laws of Mexico and therefore consequential, punitive or other similar damages shall not be allowed.

15.	Originals.

This LOI shall be executed in two originals, each one of them, when so executed, shall be considered an original but both of them shall constitute one and the same instrument.”

Clause 2.      Effect.

The amendment to the LOI made pursuant to Clause 1 hereof shall be effective as of the date of this Agreement.

Clause 3.     Notices.

Any notice to be delivered by one Party to the other pursuant to this Agreement shall be in writing and sent to the other Party, by courier (return receipt requested), facsimile (“fax”) (receipt confirmed), or delivered personally, and shall be deemed to be received when effectively received by the addressee. All notices shall be sent to the following addresses of the Parties (or at such other address for a Party as shall be specified in a notice given in accordance with this Clause 3):

3.1.	If to CMGN:
Pedro Luis Ogazon 59 Colonia Guadalupe Inn 01100 Mexico, D.F. Fax: (+52-55) 5148-6701
Attention: Manuel Calvillo Alvarez

3.2.	If to GLFE:
5858 Westheimer Suite 850 Houston, Texas 77057 Fax: 713-621-7500
Attention: Don Wilson

Clause 4.      Governing Law, Jurisdiction.

     4.1.          This Agreement shall be governed and construed in accordance with the laws of the United Mexican States (“Mexico”).

     4.2.          Any dispute, controversy or claim arising out of, or in relation to, or in connection with, this Agreement shall be resolved by an arbitration tribunal, which arbitration tribunal shall act in accordance with the rules of Conciliation and Arbitration of the International Chamber of Commerce (the “Arbitration Rules”), applying the laws of Mexico to the substance of the controversy.

     4.3.          The arbitration tribunal shall be composed of three arbitrators, one designated by each Party and a third one, who shall preside the tribunal, to be appointed by the International Chamber of Commerce in accordance with the Arbitration Rules. The arbitration tribunal shall resolve by majority vote of the arbitrators.

     4.4.          The Arbitration shall be held in Mexico City, Mexico. The arbitration proceeding shall be conducted in both the Spanish and English languages; any procedure not determined under the Arbitration Rules shall be determined by the laws of Mexico and therefore consequential, punitive or other similar damages shall not be allowed.

[REST OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE TO FOLLOW.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of November 16, 2006.

CÍA. MEXICANA DE GAS NATURAL, S.A. DE	GULF UNITED ENERGY INC.
C.V.

	FERNANDO ALVAREZ		DON WILSON
By:	Fernando Calvillo Alvarez	By:	Don Wilson
Title:	Chairman.	Title:	President